2:37 PM
04/30/23
Accrual Basis

Whats for Dinner technologies
Profit & Loss Prev Year Comparison
January through December 2022

	Jan - Dec 22	Jan - Dec 21	$ Change	% Change
Ordinary Income/Expense				
Income				
Interest Income	0.09	1.24	-1.15	-92.74%
Publishing Income	0.93	1.96	-1.03	-52.55%
Total Income	1.02	3.20	-2.18	-68.13%
Gross Profit	1.02	3.20	-2.18	-68.13%
Expense				
*Reconciliation Discrepancies	35.33	-2.74	38.07	1,389.42%
Accrued Interest	0.00	0.00	0.00	0.0%
Amortization Expense	6,839.95	0.00	6,839.95	100.0%
Bank Fees	200.98	157.80	43.18	27.36%
Bank Service Charges	88.00	17.20	70.80	411.63%
Business Tax	0.00	131.82	-131.82	-100.0%
Charitable Contribution	0.00	512.82	-512.82	-100.0%
Computer and Internet Expenses				
App Hosting - Google	12.89	0.00	12.89	100.0%
App Hosting Apple	0.00	107.94	-107.94	-100.0%
AWS Hosting	1,856.97	37.00	1,819.97	4,918.84%
Dev Team Software Subscription	815.40	921.71	-106.31	-11.53%
Website and Email	594.98	1,817.87	-1,222.89	-67.27%
Total Computer and Internet Expenses	3,280.24	2,884.52	395.72	13.72%
Continuing Education	0.00	3,765.13	-3,765.13	-100.0%
Dev Team Software	0.00	128.68	-128.68	-100.0%
Dues and Subscription	335.33	2,852.98	-2,517.65	-88.25%
Dues and Subscriptions	553.96	-1,171.09	1,725.05	147.3%
Federal Unemployement Tax	0.00	31.35	-31.35	-100.0%
Independent Contractors				
Developer Contractor	0.00	43,752.99	-43,752.99	-100.0%
Marketing	0.00	104.07	-104.07	-100.0%
Marketing Contractor	23,533.56	32,684.43	-9,150.87	-28.0%
Recipe Creator	3,100.00	700.00	2,400.00	342.86%
Independent Contractors - Other	150.00	0.00	150.00	100.0%
Total Independent Contractors	26,783.56	77,241.49	-50,457.93	-65.33%
Interest Expense	7,558.05	2,327.49	5,230.56	224.73%
Marketing Related				
Advertising	1,053.38	2,232.77	-1,179.39	-52.82%
Marketing Software	3,875.60	1,428.75	2,446.85	171.26%
Trade Shows and Events	2,253.82	2,000.00	253.82	12.69%
Marketing Related - Other	532.80	2,238.84	-1,706.04	-76.2%
Total Marketing Related	7,715.60	7,900.36	-184.76	-2.34%
Meals and Entertainment	284.59	242.13	42.46	17.54%
Miscellaneious Expenses	0.00	129.58	-129.58	-100.0%
Office Supplies	997.42	390.52	606.90	155.41%
Payroll Expenses				
Employement Tax	0.00	129.98	-129.98	-100.0%
PA Unemployement Compensation	0.00	567.12	-567.12	-100.0%
Payroll Expenses - Other	88.00	526.69	-438.69	-83.29%
Total Payroll Expenses	88.00	1,223.79	-1,135.79	-92.81%
Prepaid Expenses	0.00	0.00	0.00	0.0%
Professional Associations	0.00	104.06	-104.06	-100.0%
Professional Services				
Accounting	2,255.00	1,584.99	670.01	42.27%
Developer Services - 3rd Party	15,228.66	17,300.00	-2,071.34	-11.97%
Financial Consulting	2,000.00	0.00	2,000.00	100.0%
Legal	0.00	5,260.50	-5,260.50	-100.0%
Management Consulting	0.00	120.00	-120.00	-100.0%
Marketing Consuliting	3,631.00	2,000.00	1,631.00	81.55%
Professional Services - Other	0.00	20.00	-20.00	-100.0%
Total Professional Services	23,114.66	26,285.49	-3,170.83	-12.06%
Recipe Creator	2,800.00	0.00	2,800.00	100.0%
Shipping and Postage	78.23	0.00	78.23	100.0%
State taxes	0.00	0.00	0.00	0.0%
Travel Expense	733.50	6.00	727.50	12,125.0%
Total Expense	81,487.40	125,159.38	-43,671.98	-34.89%
Net Ordinary Income	-81,486.38	-125,156.18	43,669.80	34.89%
Net Income	**-81,486.38**	**-125,156.18**	**43,669.80**	**34.89%**